February 7, 2014

Mr. Brian Cascio

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Energizer Holdings, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2013
Filed November 21, 2013
File No. 001-15401

Dear Mr. Cascio:

Energizer Holdings, Inc. (the “Company” or “we”) is responding to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated January 28, 2014 (the “Comment Letter”), regarding its Annual Report on Form 10-K for the year ended September 30, 2013 filed November 21, 2013 (the “filing”).

For ease of reference we have repeated your comment in bold and italicized text that precedes our response.

Form 10-K for the Fiscal Year Ended September 30, 2013

Item 8. Financial Statements

Consolidated Statements of Cash Flows, page 30

1. We see that your Statement of Cash Flows presents a measure of operating cash flows before changes in working capital. Please tell us why it is appropriate to present this measure on the face of your Statement of Cash Flows. In this regard, tell us:

•	How presentation of the partial measure of operating cash flows is contemplated and appropriate under FASB Codification Topic 230; and,

•	How you determined that the measure is not a non-GAAP financial measure subject to the guidance from Item 10(e) of Regulation S-K. Please note that under the cited guidance, it is not appropriate to present a non-GAAP financial measure on the face of the financial statements.

The Company acknowledges the Staff’s comment. Historically, the Company added the subtotal “operating cash flow before changes in working capital” to isolate the changes in cash flow due to working capital. The Company believed that a subtotal of the impacts driven by changes in working capital was supplementally helpful to the readers of the financial statements. However, in light of the Staff’s comment, the Company modified its presentation by removing the subtotal “operating cash flow before changes in working capital” in our most recent filing (the Company’s Report on Form 10-Q, for the fiscal quarter ended December 31, 2013, which was filed with the Commission on January 30, 2014) and will do so in its future filings as well.

*        *        *

In connection with responding to your comments, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have questions regarding any of the items addressed in this letter, please contact me at (314) 985-2137 or, in my absence, our Vice President, Secretary and General Counsel, Mark S. LaVigne, at (314) 985-2176.

Sincerely,

/s/ Daniel J. Sescleifer
Daniel J. Sescleifer Executive Vice President and Chief Financial Officer

cc:	Kevin Kuhar, Accountant, Securities and Exchange Commission,

Division of Corporation Finance

Gary Todd, Accounting Reviewer, Securities and Exchange Commission,

Division of Corporation Finance

Mark S. LaVigne, Vice President, Secretary and General Counsel, Energizer Holdings, Inc.